CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated November 7, 2012 relating to the consolidated financial statements of Primero Mining Corp. (which report expresses an unmodified opinion and includes an explanatory paragraph relating to the restatement of the financial statements and the sensitivity of certain impairment assumptions) appearing in this Amendment No. 2 to its Annual Report on Form 40-F, for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
November 7, 2012